UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2015

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: February 3, 2015

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Announcement dated February 3, 2015, entitled “2015 Business Strategy”.
Exhibit 99.2	Press release dated February 3, 2015, entitled “CNOOC Limited Announces its 2015 Business Strategy and Development Plan”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

2015 Business Strategy

In line with its policy of keeping the market informed of its activities, the Company announces a summary of its business strategy and development plan for the year 2015.

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2013 Annual Report on Form 20-F filed on 17 April 2014.

In line with its policy of keeping the market informed of its activities, CNOOC Limited (the “Company”) announces a summary of its business strategy and development plan for the year 2015.

The Company’s targeted net production for 2015 is 475 million to 495 million barrels of oil equivalent (BOE)*, of which, production from China and overseas accounts for approximately 67% and 33%, respectively. The Company’s net production for 2014 is expected to be approximately 432 million BOE. The Company’s net production for 2016 and 2017 is estimated to be approximately 509 million BOE and 513 million BOE, respectively.

In 2015, 7 new projects are expected to come on stream. The Kenli 10-1 project, located in Bohai, is expected to reach a peak production of around 36 thousand BOE per day and the Bozhong 28/34 comprehensive adjustment project, also located in Bohai, is expected to reach a peak production of around 30 thousand barrels per day.

In 2015, the Company plans to drill 162 exploration wells and acquire approximately 36 thousand kilometers 2-Dimensional (2D) seismic data as well as approximately 14 thousand square kilometers 3-Dimensional (3D) seismic data. The Company is targeting a reserve replacement ratio (RRR) of over 100% in 2015.

The Company’s total capital expenditure for 2015 is budgeted at RMB70.0 billion to 80.0 billion, a decrease of 26-35% over the estimated capital expenditure for 2014. The capital expenditures for exploration, development and production account for approximately 21%, 67%, and 10%, respectively. With the decrease in capital expenditures, the Company expects to achieve the whole-year targets by cost control and efficiency enhancement.

* Including our interest in equity-accounted investees.

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 3 February 2015

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Kevin G. Lynch

Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Lv Bo
Wang Jiaxiang

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to the terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed on 17 April 2014. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

中國海洋石油有限公司
CNOOC LIMITED

For Immediate Release

CNOOC Limited Announces its
2015 Business Strategy and Development Plan

(Hong Kong, February 3, 2015) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) today announced its business strategy and development plan for the year 2015.

The Company’s net production target for 2015 is in the range of 475 to 495 million barrels of oil equivalent (BOE), of which production from China and overseas accounts for approximately 67% and 33% respectively. The net production targets set for 2016 and 2017 are around 509 and 513 million BOE respectively. The estimated net production for 2014 is approximately 432 million BOE.

There will be 7 new projects coming on stream, including the Jinzhou 9-3 comprehensive adjustment project which already commenced production. Both the Kenli 10-1 project and the Bozhong 28/34 comprehensive adjustment project located in Bohai are expected to reach peak production of around 36 and 30 thousand BOE per day respectively.

Within the year, we plan to drill around 162 exploration wells and acquire approximately 36 thousand kilometers of 2-Dimensional (2D) seismic data as well as approximately 14 thousand square kilometers of 3-Dimensional (3D) seismic data. The reserve replacement ratio (RRR) is targeted at over 100%.

The total capital expenditure budget is in the range of RMB70 billion to 80 billion in 2015 with a decrease of 26-35% over the estimated realized capital expenditure for 2014, among which the capital expenditures for exploration, development and production account for around 21%, 67% and 10% respectively. The Company expects to achieve all of its annual targets by cost control and efficiency enhancement despite the lower capital expenditure.

Mr. Zhong Hua, CFO of the Company, commented, “In response to challenges from falling oil prices, we will control our costs and strive for the effective implementation of our capital expenditure plan in order to improve the overall performance of the Company.”

Mr. Li Fanrong, CEO of the Company, commented, “Facing the complicated and highly volatile macro environment in 2015, the Company will continue to strengthen the management of internal operations and make efforts to meet annual operational targets. Meanwhile, the Company will ensure an appropriate balance between short-term return and long-term development, and implement prudent capital investment plan in order to continuously carry out its ‘New Leap Forward’ strategy.”

– End –
Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to its terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2013 Annual Report on Form 20-F filed on April 17, 2014.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Cathy Zhang
Hill+Knowlton Strategies Asia
Tel: +852-2894 6211
Fax: +852-2576 1990
E-mail: cathy.zhang@hkstrategies.com